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CONSENT OF JARITA BARRY

I, Jarita Barry, P.Geo., consent to the public filing of the technical report titled, "Las Chispas Operation Technical Report" dated September 5, 2023 that has an effective date of July 19, 2023 ("Technical Report") by SilverCrest Metals Inc. (the "Company").

I also consent to the use of any extracts from, or a summary of, the Technical Report in the news release of the Company titled "SilverCrest Announces Results of Updated Independent Technical Report" dated July 31, 2023 (the "News Release").

I certify that I have read the News Release of the Company dated July 31, 2023 and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: September 5, 2023

"Signed and Sealed"

Jarita Barry, P.Geo.

Associate Geologist